MUTUAL OF AMERICA LIFE INSURANCE COMPANY
320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 16, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:	Post-Effective Amendment No. 46 under the Securities Act of 1933 and No. 47 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (TVIF Contracts) (SEC File No. 002-90201, 811-03996)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Prospectus, that you provided by telephone to me and Scott Rothstein on April 13, 2015, concerning Post-Effective Amendment No. 46 under the Securities Act of 1933, as amended and Amendment No. 47 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 26, 2015.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2015.

Prospectus

Comment 1:

Fee Table: Footnote 2: p. 2:

“The current and maximum loan interest charges in the Table are as of April 1, 2015.” The maximum loan charge should be the absolute maximum charge, not the loan charge as of a particular day. Revise and make conforming changes throughout the registration statement where appropriate. (If the loan rate resets on a quarterly or monthly basis, please explain using plain English description. Also please revise the footnote for brevity.)

Response:	In response to comments on other registration statements, the loan charges have been set forth in a separate table. Because the interest rate on loans is tied to the General Account crediting rate, which does not have a cap, the reference to a maximum has been deleted. The footnote to the table has been revised for brevity.

Comment 2:

Annual Contract Fees: p. 8:

“If you take out a loan under the terms of your TDA Contract, the interest rate is an adjustable rate we declare from time to time.” Please include an additional cross-reference to “Loan Interest Under TDA Contracts.”

Response:	The cross reference has been added.

Comment 3:

Administrative Charges and Distribution Expense Charge: p. 24:

Administrative Charges: Revise “Reduced Fees” to read “Reduced Administrative Charges.”

Distribution Expense Charge: Revise “Reduced Fees” to read “Reduced Distribution Fees.”

Response:	The language has been revised per the comments.

Comment 4:	Separate Account Charge Reduction – Reimbursement: p. 25: Please clarify if the reduction in Separate Account Fees from certain funds applies to all contracts or only to the TDA Contracts.

Response:	The disclosure has been revised to clarify that the reduction in Separate Account Fees from certain funds applies to all contracts.

Comment 5:

Loans under a TDA Contract: p. 37:

“The Loan interest rate we declare from time to time will not exceed the higher of the Moody’s Corporate Yield Average and 1% above the guaranteed rate of interest credited to Account Values held in the General Account.”

Briefly describe the Moody’s Corporate Yield Average and that the interest you may pay is linked to this average which may increase over time.

The comment also applies to the earlier loan section of the registration statement.

Response:	The disclosure has been changed as follows: “The Loan interest rate we declare from time to time will not exceed the higher of the Moody’s Corporate Yield Average and 1% above the guaranteed rate of interest credited to Account Values held in the General Account. The Moody’s Corporate Yield Average is an average of the composite yield on seasoned corporate bonds published by Moody’s Investors Service, Inc., and may increase or decrease over time. Accordingly, the interest rate you pay on your loan may increase or decrease over time.”

Comment 6:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.

Response	The Registrant will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Assistant General Counsel

cc:	Scott H. Rothstein, Esq.